March 25, 2022

Via EDGAR and E-mail

Mr. Tom Kluck,

Special Counsel, Office of International Corporate Finance,

Division of Corporate Finance,

Securities and Exchange Commission,

100 F St., N.E.,

Washington, D.C. 20549.

Re:     Asian Infrastructure Investment Bank

Pre-Effective Amendment No. 1 to Registration Statement

Under Schedule B

Filed February 18, 2022 (File No. 333-261099)

Dear Mr. Kluck:

This letter provides the responses of the Asian Infrastructure Investment Bank (“AIIB” or the “Bank”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of March 10, 2022 (the “Comment Letter”) with respect to AIIB’s Registration Statement under Schedule B filed with the Commission on November 16, 2021 (File No. 333-261099), the Pre-Effective Amendment No. 1 to the Registration Statement, filed with the Commission on February 18, 2022, and AIIB’s Annual Report on Form 18-K for the fiscal year ended December 31, 2020 (the “Annual Report”) filed with the Commission on April 2, 2021 and subsequently amended by the filing of amendments on Form 18-K/A.

In connection with this response to the Comment Letter, AIIB today filed Amendment No. 2 to the Registration Statement under Schedule B (the “Amended Registration Statement”) and Amendment No. 6 to the Annual Report (“Amendment No. 6”). Amendment No. 6 is incorporated by reference into the Amended Registration Statement. Further, we enclose with this letter a copy of the Amended Registration Statement, a marked copy of the Amended Registration Statement to show changes to the Pre-Effective Amendment No. 1 as filed on February 18, 2022 and a copy of Amendment No. 6.

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All responses are keyed to the headings indicated in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to AIIB’s response.

Amendment No. 1 to Schedule B filed February 18, 2022

Amendment No. 5 to Form 18-K filed February 18, 2022 - Exhibit 14

Loans by Sector, page 1

1.

In response to comment 3, your revised disclosure provides that, “The following table sets forth AIIB’s loan portfolio by sector, as classified by AIIB in accordance with the methodology described above: ...” However, a table was not included; please revise to include the table.

AIIB has provided the information referenced in the Staff’s comment under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing Portfolio—Loans by Sector” in Exhibit 15 to the Annual Report, as added by Amendment No. 6 and incorporated by reference in the Amended Registration Statement.

Form 18-K for Fiscal Year Ended December 31, 2021 - Exhibit 3

Financial Instruments, page 21

2.

Please discuss whether your loan agreements contain confidentiality clauses. Also describe in general the collateral agreements and security interests entered into with the loans and discuss whether the terms of your loan agreements include any acceleration clauses upon which AIIB could terminate the agreement and demand immediate full repayment from the borrower upon default.

AIIB has provided information related to the topics addressed in the Staff’s comment under “Operations of AIIB—Financial Instruments” in Exhibit 15 to the Annual Report, as added by Amendment No. 6 and incorporated by reference in the Amended Registration Statement.

General

3.	We note your response to comment 5 and your revised disclosure on page 8 of the prospectus that provides:

“The PCAOB’s inability to conduct inspections in mainland China and Hong Kong, China prevents the PCAOB from fully evaluating audits and quality control procedures of the Bank’s external auditor and the

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mainland Chinese affiliate of the Bank’s external auditor. As a result, investors in the Bank’s securities are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of external auditors in mainland China and Hong Kong, China makes it more difficult to evaluate the effectiveness of the audit procedures or quality control procedures of the Bank’s external auditor as compared to auditors outside of mainland China and Hong Kong, China that are subject to PCAOB inspections, which could cause investors and potential investors in the Bank’s securities to lose confidence in the Bank’s audit procedures and financial information and the quality of its financial statements.”

We reissue in part our prior comment. On the cover page of the prospectus, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and highlight the risks discussed on page 8. Please also include a cross-reference to the more detailed disclosure in the registration statement.

The cover page of the prospectus in the Amended Registration Statement has been revised in response to the Staff’s comment.

4.

We note recent news articles discussing a possible executive order by the President of the United States that would prohibit American investments in Chinese technology firms and startups. Please advise us how this executive order could have an effect, if any, upon AIIB’s business and/or U.S. investments in AIIB’s securities. To the extent material, please consider whether such disclosure should be included in the prospectus.

AIIB has considered the public reporting that discussions have taken place among senior U.S. government officials regarding potential restrictions on U.S. investments in Chinese firms that may engage in activities that may undermine U.S. national security, particularly through the development of technology that could have military or surveillance applications. AIIB is also aware of public reporting that no final decisions have been made with respect to any such restrictions.

An evaluation of the potential effect of any such restrictions on AIIB or its securities would necessarily depend on the specific terms and conditions of any restrictions that are imposed. However, based on the limited details available from public reporting, AIIB believes that any such restrictions are not reasonably likely to have a material adverse effect on AIIB’s financial condition, its ability to make timely payments of principal of, or interest on, its debt obligations, or the trading market of AIIB’s securities.

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AIIB does not itself develop technology that could have military or surveillance applications. AIIB’s financing activities are also not directed at facilitating the development of any such technology. As described under “Asian Infrastructure Investment Bank—Overview” in the Amended Registration Statement, AIIB seeks to channel public and private resources into sustainable infrastructure investment, and has identified the following thematic priorities, each of which relates to infrastructure development:

•

Green Infrastructure: Prioritizing green infrastructure and supporting the Bank’s members to meet their environmental and development goals by financing projects that deliver local environmental improvements and investments dedicated to climate action;

•

Connectivity and Regional Cooperation: Prioritizing projects that facilitate better domestic and cross-border infrastructure connectivity within Asia and between Asia and the rest of the world, and supporting projects that complement cross-border infrastructure connectivity by generating direct measurable benefits in enhancing regional trade, investment, digital and financial integration across Asian economies and beyond;

•

Technology-enabled Infrastructure: Supporting projects where the application of technology delivers better value, quality, productivity, efficiency, resilience, sustainability, inclusion, transparency or better governance along the full project life cycle; and

•	Private Capital Mobilization: Supporting projects that directly or indirectly mobilize private financing into sectors within the Bank’s mandate.

No part of AIIB’s mandate, mission or thematic priorities relates to facilitating the development of technology with military or surveillance applications, whether in the People’s Republic of China (“China”) or elsewhere.

AIIB has in place operational policies, strategies and frameworks designed to ensure a direct link between its mandate, mission and thematic priorities and the projects it finances. As a result, the objective for each of AIIB’s financings in China has related to support for infrastructure development, including in some cases the development of related technology. AIIB has not made any financing in China with the objective of facilitating the development of technology for potential military or surveillance applications.

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5.

We note that Russia is a member of AIIB and that representatives of Russia serve on your board of directors and as senior management. In addition, as of December 31, 2020, you had approved financing for projects in Russia. Please describe the impact of Russia’s invasion of Ukraine on AIIB’s business, projects and operations, including whether and how sanctions imposed upon Russia, related individuals or entities, may impact AIIB. Also explain in greater detail the bank’s financing to Russia and the related projects.

The Bank has considered this comment carefully and does not believe that the sanctions imposed upon Russia and related individuals and entities are reasonably likely to have a material effect on the Bank or its securities.

On March 3, 2022, in response to events taking place in Ukraine, the Bank announced it would place all activities relating to Russia and Belarus on hold and under review, including all Russia- and Belarus-related projects in the Bank’s rolling investment pipeline. Further, AIIB’s current exposure to Russia and to the Russian ruble (“RUB”), including through its financing activities, borrowings and governance and administration, is limited.

Financing activities. The Bank’s limited financing activity in Russia consists of the following:

•

The Bank has one loan outstanding to a borrower in Russia, a RUB-denominated loan of RUB24 billion (approximately US$300 million as of the time of approval). The aggregate principal amount of this loan represents less than 1.5% of AIIB’s total loan portfolio as of December 31, 2021. This loan was approved in October 2020 and made to JSC Russian Railways (“RZD”), under the Bank’s COVID-19 Crisis Recovery Facility, to support RZD against adverse effects of the COVID-19 pandemic. AIIB recognizes that RZD is, as of February 2022, subject to U.S. and European Union sanctions that prohibit certain dealings in certain newly issued debt or equity of RZD. As described under “Operations of AIIB—Economic Sanctions” on page 31 of Exhibit 3 to the Annual Report, the Bank is mindful of and gives due regard to the restrictions contained in the various economic sanctions programs and embargo laws administered by the United States, the European Union and other jurisdictions that limit the ability of persons from doing business or trading with targeted countries, territories, entities and individuals. In the event the Bank were required to comply with these prohibitions related to RZD, they would be inapplicable to the Bank’s outstanding loan to RZD, which was fully disbursed as of December 2020.

•

Through certain of the Bank’s investments in funds that are classified as multi-country financings, the Bank also has a limited amount of additional direct or indirect exposure to Russia through securities held by the funds. This exposure totals less than US$25 million through (i) the Asia ESG Enhanced Credit Portfolio, which holds a portfolio of corporate bonds issued by infrastructure-related issuers and green bonds, the proceeds of which are directed to sustainable infrastructure and other productive sector projects in

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Asia; and (ii) the Asia Climate Bond Portfolio, which holds a fixed income portfolio for the purpose of addressing the underdevelopment of climate bond markets in AIIB members.

Borrowings. AIIB has also issued four bonds denominated in RUB under its Global Medium Term Note Programme. Three of these bonds remain outstanding, with an aggregate amount outstanding of RUB12.26 billion, which represents less than 1% of AIIB’s outstanding borrowings as of December 31, 2021. These bonds were hedged at the time of issuance to remove the associated interest rate and foreign exchange risk. The terms and conditions of these bonds allow for the Bank to make principal or interest payments in U.S. dollars in certain circumstances, including if the RUB is not used in the international banking community.

Governance and Administration. The Governor appointed by Russia to AIIB’s Board of Governors is currently a subject of sanctions imposed by the European Union. AIIB does not expect that these sanctions, or other sanctions that may be imposed on Governors or Directors of AIIB appointed by Russia, would be reasonably likely to affect the Bank’s operations. Neither AIIB’s Governors nor its Directors have signing authority over the Bank’s operations, and no individual Governor or Director has sole or majority decision making power with respect to the Bank. One member of AIIB’s senior management is a Russian national. This individual is not a subject of sanctions imposed by any jurisdiction.

AIIB notes further that, as described under “Operations of AIIB—Economic Sanctions” on page 31 of Exhibit 3 to the Annual Report, the Bank seeks to avoid violations of sanctions and seeks to avoid engaging in sanctionable conduct.

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On behalf of AIIB, we thank you and the Staff for your assistance to date in connection with the review of AIIB’s filing.

If you have any additional questions or comments, please feel free to call me at +49 69 4272 5525. I may also be reached by e-mail at czernieckik@sullcrom.com.

Very truly yours,

/s/ Krystian Czerniecki
Krystian Czerniecki

(Enclosures)

cc:	Michael Coco
(Securities and Exchange Commission)

Andrew Cross
(Asian Infrastructure Investment Bank)